MEVO, INC.

Consolidated financial statement for the period ended December 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To Management
Mevo, Inc.
Brooklyn, New York

We have reviewed the accompanying consolidated financial statements of Mevo, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 12, 2020

MEVO, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	273,200
Accounts receivable, net		1,229,482
Inventory		3,321,480
Loans receivable - related party		70,000
Prepaid expenses and other current assets		414,306
TOTAL CURRENT ASSETS		5,308,468
PROPERTY AND EQUIPMENT		
Property and equipment, net		17,164
OTHER ASSETS		
Intangible assets, net		173,687
Deposits		18,865
		192,552
TOTAL ASSETS	$	5,518,184

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	501,886
Credit cards payable		11,282
Warranty reserve		91,913
Accrued expenses		657,840
Sales tax payable		3,268
Deferred revenue		630
TOTAL CURRENT LIABILITIES		1,266,819
TOTAL LIABILITIES		1,266,819
SHAREHOLDERS' EQUITY		
Common stock, authorized 24,750,000 shares,		
4,500,000 shares issued and outstanding, $0.00001 par value.		45
Preferred stock, authorized 5,250,000 shares,		
5,250,000 shares issues and outstanding, $0.00001 par value.		53
Additional paid-in capital		7,386,291
Retained earnings		(3,135,023)
TOTAL SHAREHOLDERS' EQUITY		4,251,365
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	5,518,184

MEVO, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$	**4,428,320**
COST OF GOODS SOLD		**3,202,799**
GROSS PROFIT		**1,225,521**
OPERATING EXPENSES		
Advertising and marketing		199,192
Bank fees		4,358
Bonus and commission		33,349
Contractors and consultants		885,694
Depreciation expense		3,434
Insurance expense		14,475
IT expense		79,331
Legal and professional fees		257,720
Licenses		8,172
Meals and entertainment		8,875
Miscellaneous expenses		5,366
Office supplies		10,686
Payroll expense		1,066,428
Postage and delivery		22,578
Rent and lease		96,166
Research and development		653,728
Travel		100,030
Ukraine expense		903,676
Utilities		2,864
TOTAL OPERATING EXPENSES		**4,356,122**
NET OPERATING LOSS		**(3,130,601)**
OTHER INCOME/(EXPENSE)		
Interest expense		(4,674)
Interest income		209
TOTAL OTHER INCOME/(EXPENSE)		**(4,465)**
NET INCOME (LOSS)	$	**(3,135,066)**
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)		43
TOTAL COMPREHENSIVE LOSS	$	**(3,135,023)**

See independent accountant's review report and accompanying notes to financial statements.

MEVO, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, APRIL 25, 2019 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	4,500,000	45	5,250,000	53	7,386,291	-	$ 7,386,388
Other comprehensive gain/(loss)	-	-	-	-	-	43	$ 43
Net income		-	-	-	-	(3,135,066)	$ (3,135,066)
ENDING BALANCE, DECEMBER 31, 2019	**4,500,000**	**$ 45**	**5,250,000**	**$ 53**	**$ 7,386,291**	**$ (3,135,023)**	**$ 4,251,365**

See independent accountant's review report and accompanying notes to financial statements.

MEVO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (3,135,023)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	3,434
(Increase) decrease in assets:	
Accounts receivable	(1,229,482)
Inventory	(3,321,480)
Prepaid expenses and other current assets	(414,306)
Security deposit	(18,865)
Increase (decrease) in liabilities:	
Accounts payable	501,886
Credit cards payable	11,282
Warranty reserve	91,913
Sales tax payable	3,268
Deferred revenue	630
Accrued expenses	657,840
CASH USED FOR OPERATING ACTIVITIES	**(6,848,903)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(20,598)
Issuance of notes receivable - related party	(70,000)
Cash used for intangible assets	(173,687)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**(264,285)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	7,386,388
CASH PROVIDED BY INVESTING ACTIVITIES	**7,386,388**
NET INCREASE (DECREASE) IN CASH	**273,200**
CASH AT BEGINNING OF YEAR	**-**
CASH AT END OF YEAR	**$ 273,200**

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 4,674

SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:

STOCK ISSUANCE IN EXCHANGE FOR ASSETS	$ 4,111,598

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (March 11, 2019) through December 31, 2019.

Mevo, Inc. was incorporated in the State of Delaware on March 11, 2019.

Mevo, the creator of Mevo Start and Mevo Plus, has revolutionized long-form livestreaming and is empowering consumers and influencers of all experience levels to take storytelling to the next level with easy-to-use, affordable, all-in-one cameras. With 1080p HD video, crystal clear audio, advanced fine-tuning tools and more, Mevo integrates seamlessly with all streaming platforms and enables users to effortlessly capture and share every important event, whether it's a cooking tutorial, press conference, wedding, major concert or a child's first play.

Mevo, originally created in 2016 as a brand subsidiary of Livestream, became independent in 2019 and is now headquartered in Brooklyn, New York.

Mevo Ukraine, Inc. was incorporated on May 28, 2019 in Ukraine and provides software development for Mevo, Inc.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Mevo, Inc and Mevo Ukraine, Inc. (collectively, the "Company). Mevo Ukraine, Inc is fully owned by Mevo, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, the Company has recorded $578,761 as an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, the balance of inventory related to finished goods was $2,772,118 and the balance related to work in progress was $549,362.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $4,428,320 in revenue from inception of March 12, 2019 through December 31, 2019.

Warranty Reserve
The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $653,728 for the year ending December 31, 2019.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Ukraine Operations
All operations associated with Mevo Inc's wholly owned subsidiary, Mevo Ukraine, LLC, located in Ukraine are recorded as "Ukraine operations" on the income statement. This office provides software development services to the Company. Expenses related to this line item include salaries and overhead expenses.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1.   **Summary of Significant Accounting Policies (continued)**

Equity Based Compensation (continued)
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:

Office equipment	$ 20,598
	20,598
Less: Accumulated depreciation	3,434
Total	$ 17,164

4.   **Loans Receivable – Related Parties**

The Company has provided loans to related parties of the Company valued at $70,000 as of December 31, 2019. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management intends to pay back the Company within the year.

5.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twenty-four million seven hundred fifty thousand (24,750,000), consisting of four million five hundred thousand (4,500,000) shares of Class A Common Stock, $0.00001 par value per share and fifteen million (15,000,000) shares of Class B Common Stock, $0.00001 par value per shares. As of December 31, 2019, 4,500,000 shares have been issued and are outstanding.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is five million two hundred fifty thousand (5,250,000) shares of Preferred Stock, $0.00001 par value per share. The first Series of Preferred Stock shall be designated "Series Seed Preferred Stock' and shall consist of five million two hundred fifty thousand (5,250,000) shares. As of December 31, 2019, all preferred shares have been authorized, are issued and are outstanding.

Equity Based Compensation
The equity-based compensation plan authorizes 5,250,000 stock options to be granted. During 2019, the Company issued 4,740,000 of options to key service providers. The remaining are available for future issuance. These options have grant dates of May 2019 – August 2019, with expiration dates in 2029. The Company maintains two different vesting schedules:

(1) One twenty-fourth (1/24th) of the Shares subject to the Option shall vest on the one (1) month anniversary of the Vesting Commencement Date, and one twenty-fourth (1/24th) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the second anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date. In the event of a Change of Control (as defined in the Company's 2019 Equity Incentive Plan), 100% of the total number of Shares subject to the Option shall vest and become exercisable, subject to Participant continuing to be a Service Provider through such time.

(2) One fourth (1/4th) of the shares subject to the option will vest on the one year anniversary of the Vesting Commencement Date and an additional one forty-eighth (1/48th) of the aggregate number of shares subject to the option will vest on the corresponding day of each month thereafter (or if there is no such corresponding day, on the last day of such month), subject to the Participant continuing to be a Service Provider to the Company through each such date.

6.   **Subsequent Events**

The Company is in the process of granting 150,000 stock options to a current employee. This is pending board approval, which should occur in March 2020.

On February 5, 2020, the Company took out a $125,000 loan from their merchant provider. This loan has a factor cost of 1.10 (or 10%) remitting back to the merchant provider at 17% of future payouts. Repayment is done daily via 17% of credit card sales collected.

The Company has evaluated subsequent events through March 12, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.